Eunoia Salon

Profit and Loss

January - December 2021

	TOTAL
Income	
Services	116,016.45
Uncategorized Income	3,825.00
Total Income	**$119,841.45**
Cost of Goods Sold	
Beauty School Supplies	1,616.24
Salon Supplies	3,694.91
Total Cost of Goods Sold	**$5,311.15**
GROSS PROFIT	**$114,530.30**
Expenses	
Advertising & Marketing	853.79
Website	614.55
Total Advertising & Marketing	**1,468.34**
Bank Charges & Fees	1.88
Interior Salon/Office Supplies	2,986.38
Laundry Services	50.00
Legal & Professional Services	1,875.00
Meals & Entertainment	462.46
Office Supplies & Software	814.70
Office/General Administrative Expenses	122.36
Other Business Expenses	100.23
Payroll Wages - Brittani	28,003.74
Payroll Wages - Zachary	31,348.55
Rent & Lease	39,241.00
Repairs & Maintenance	412.95
Taxes & Licenses	270.30
Utilities	
Telephone	150.00
Total Utilities	**150.00**
Total Expenses	**$107,307.89**
NET OPERATING INCOME	**$7,222.41**
Other Expenses	
Theft By Zack	10,000.00
Total Other Expenses	**$10,000.00**
NET OTHER INCOME	**$ -10,000.00**
NET INCOME	**$ -2,777.59**

Eunoia Salon

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PNC - Business Checking (5792)	4,307.65
PNC Bus. Checking NEW	0.00
Total Bank Accounts	**$4,307.65**
Accounts Receivable	
Accounts Receivable (A/R)	-640.00
Total Accounts Receivable	**$ -640.00**
Other Current Assets	
Undeposited Funds	4,465.00
Total Other Current Assets	**$4,465.00**
Total Current Assets	**$8,132.65**
TOTAL ASSETS	**$8,132.65**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Due to Related Party	200.00
Total Other Current Liabilities	**$200.00**
Total Current Liabilities	**$200.00**
Total Liabilities	**$200.00**
Equity	
Opening Balance Equity	10,445.11
Owner's Pay & Personal Expenses	-106.97
Retained Earnings	372.10
Net Income	-2,777.59
Total Equity	**$7,932.65**
TOTAL LIABILITIES AND EQUITY	**$8,132.65**

Eunoia Salon

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-2,777.59
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	640.00
Due to Related Party	200.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**840.00**
Net cash provided by operating activities	**$ -1,937.59**
FINANCING ACTIVITIES	
Opening Balance Equity	9,224.11
Owner's Pay & Personal Expenses	-106.97
Net cash provided by financing activities	**$9,117.14**
NET CASH INCREASE FOR PERIOD	**$7,179.55**
Cash at beginning of period	1,593.10
CASH AT END OF PERIOD	**$8,772.65**